UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9F
SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2(c) THEREUNDER
AURIZON MINES LTD.
(Name of Subject Company)
N/A
(Translation of Subject Company’s Name into English (if applicable))
Province of British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
AURIZON MINES LTD.
(Name of Person Filing Statement)
Common Shares, without par value
(Title of Class of Securities)
2064413
(CUSIP Number of Class of Securities (if applicable))
David P. Hall
President and Chief Executive Officer
Suite 900, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8
(604) 687-6600
(Name, address (including zip code) and telephone number (including area code) of person(s)
authorized to receive notices and communications on behalf of the person(s) filing statement)
Copies to:

Christopher J. Cummings Adam M. Givertz Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, Ontario Canada M5L 1E8 Telephone (416) 360-8484	Mary P. Collyer DuMoulin Black LLP 10th Floor, 595 Howe Street Vancouver, British Columbia Canada V6C 2T5 Telephone (604) 602-6812	Marion V. Shaw Bull, Housser & Tupper LLP 3000 Royal Centre 1055 West Georgia Street Vancouver, British Columbia Canada V6E 3R3 Telephone (604) 641-4922

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1.   Home Jurisdiction Documents
Letter to Shareholders, dated June 15, 2006, and Directors’ Circular, dated June 15, 2006.
Item 2.   Informational Legends
Please see the outside front cover page of the Directors’ Circular.

2

Suite 900- 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932
June 15, 2006	Email: info@aurizon.com Web Site: www.aurizon.com
Dear Fellow Aurizon Shareholder,
     On June 1, 2006 Northgate Minerals Corporation (“Northgate”) made an unsolicited offer (the “Northgate Offer”) to purchase all of the issued and outstanding common shares and associated rights of Aurizon Mines Ltd. (“Aurizon”) including common shares and associated rights that may become outstanding upon the conversion, exchange or exercise of outstanding options or other securities of Aurizon, on the basis of 0.741 of a common share of Northgate for each outstanding common share of Aurizon (“Aurizon Share”). By now you have likely received materials from Northgate asking you to tender your Aurizon Shares to the Northgate Offer.
     Your Board of Directors (“Board”) has carefully reviewed and considered the Northgate Offer and has voted unanimously to recommend that shareholders of Aurizon (“Aurizon Shareholders”) REJECT the Northgate Offer and NOT TENDER their Aurizon Shares.
     The Board’s assessment of Northgate’s Offer and its reasons for the recommendation that you REJECT Northgate’s Offer are set out in the accompanying Directors’ Circular. We strongly recommend that you read the Directors’ Circular in its entirety.
     In making your decision we urge you to consider the following in particular:
1.	The Northgate Offer is inadequate.

After a thorough analysis of all aspects of the Northgate Offer and the assets and prospects of both Aurizon and Northgate, and with the advice and assistance of legal counsel and two of Canada’s leading investment banks, the Board has unanimously concluded that the consideration offered pursuant to the Northgate Offer is inadequate to Aurizon Shareholders.

As well, the value of the offered consideration, $2.41 based on closing prices on June 14, 2006, the last day of trading prior to this letter, is significantly lower than the “target prices” for Aurizon Shares as set out in recent independent analysts’ reports recommending the purchase of Aurizon Shares, which range from a low of $3.25 to $3.80 per Aurizon Share.

Even if an offer superior to Northgate’s does not emerge, the Board believes that the Aurizon Shareholders would derive greater value if the Company were to continue with completion and operation of the Casa Berardi mine and further exploration of the Casa Berardi project.

2.	The Northgate Offer does not recognize the potential for a significant near-term value increase associated with Aurizon’s imminent start-up of gold production.

Aurizon is scheduled to commence commercial gold production in the fourth quarter of 2006. The achievement of commercial production is generally a catalyst for a value re-rating in the mining sector as investors tend to assign a substantially higher valuation multiple to producing companies than to development companies. In addition, the Northgate Offer does not reflect the substantial upside potential at Casa Berardi: only 45% of the currently known global resource at Casa Berardi is incorporated into the current mine plan.

3.	Northgate is asking Aurizon Shareholders to exchange their 100% interest in a permitted, fully-financed, low-risk project for a 30% minority interest in a company with high-risk assets.

There are no real synergies between Aurizon and Northgate, and the Northgate Offer would significantly benefit the Northgate shareholders at the expense of Aurizon Shareholders.

What Northgate would be contributing:
▪	high-risk assets;

▪	exploration and development projects with uncertain futures;

▪	permitting and other challenges at Kemess North; and

▪	a production asset nearing the end of its mine life with a declining production profile and only 3 years of reserves.
What Aurizon would be contributing:
▪	a low-risk asset;

▪	cash flow to replace Northgate’s imminent loss of cash flow from Kemess South;

▪	fully-financed and permitted near-term gold production;

▪	at a minimum, twice Northgate’s mine life based only on proven and probable reserves;

▪	significant resources and a highly prospective land package for future expansion at Casa Berardi; and

▪	a highly-qualified, experienced management team with significant underground mining expertise.
4.	The Northgate Offer dilutes Aurizon Shareholders’ exposure to gold.

Northgate’s only operating asset, Kemess South, generated 56% of its revenue from copper in the first quarter of 2006. Additionally, the economic feasibility of Kemess North is highly sensitive to copper prices. Copper prices are presently near peak levels and historically have been more volatile than gold prices. Casa Berardi is a 100% gold mine.

5.	The consideration offered by Northgate is volatile and of uncertain value.

The Northgate Offer is an all-share offer with no cash alternative. The value of the 0.741 of one Northgate share offered for each Aurizon Share is therefore uncertain and dependent on the value of Northgate’s shares after the take-over bid. Northgate itself has stated that the “market overhang” resulting from the issuance of a significant number of Northgate shares to Aurizon Shareholders could adversely affect the market price of Northgate shares after the take-up of Aurizon Shares. In addition, Northgate shares are highly sensitive to the price of copper and Northgate is asking Aurizon Shareholders to exchange their Aurizon Shares for Northgate shares when the price of copper is near an all-time high.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

6.	The timing of the Northgate Offer is opportunistic.

The timing of the Northgate Offer exploits a recent period when the spread between the relative trading prices of Northgate’s shares and the Aurizon Shares increased, which artificially inflates the “premium” described in the Northgate Offer.

7.	The Northgate Offer does not reflect an adequate premium for control.

Unsolicited change of control premiums in the Canadian mining sector since 2000 are substantially greater than the implied premium of the Northgate Offer. Based on closing prices on June 14, 2006, the last trading day prior to the date of this letter, the Northgate Offer offers no premium to Aurizon Shareholders.

8.	The Northgate Offer represents a discount to the current trading price of Aurizon Shares.

Since the May 23, 2006 announcement of Northgate’s intention to make the Northgate Offer, the Aurizon Shares have consistently traded at prices above the implied price of the Northgate Offer. The Board believes that the performance of the Aurizon Shares during this period is an indicator that the market believes that the Northgate Offer undervalues the Aurizon Shares.

9.	Aurizon’s Board is aggressively pursuing other value-maximizing alternatives; a superior proposal may emerge.

The Board believes that Aurizon’s assets are very attractive to parties other than Northgate. Aurizon, with BMO Nesbitt Burns Inc. and National Bank Financial Inc., is in discussions with a number of parties who have expressed an interest in considering an alternative transaction with Aurizon. These parties have executed confidentiality and standstill agreements with Aurizon and are actively reviewing the contents of Aurizon’s online datasite. While discussions are ongoing it is not possible to predict whether an alternative transaction will emerge from these efforts. Even if an offer superior to Northgate’s does not emerge, the Board believes that the Aurizon Shareholders would derive greater value if the Company were to continue with completion and operation of the Casa Berardi mine and further exploration of the Casa Berardi project.

10.	The Northgate Offer is not a Permitted Bid under Aurizon’s shareholder rights plan.

The Northgate Offer does not constitute a “Permitted Bid” under the shareholders rights plan approved by the Aurizon Shareholders. Northgate has made it a condition of its bid that Aurizon waive its shareholder rights plan, despite the fact that the board of Northgate previously recommended to its own shareholders that a similar shareholders rights plan be adopted by Northgate to allow the Northgate board the “opportunity to maximize the value for shareholders by other means”. It would appear that Northgate is not prepared to give Aurizon Shareholders the same benefits that it provides to its own shareholders.

The Northgate Offer also is one that Northgate is expressly prohibited from making under a confidentiality and standstill agreement it entered into in October, 2005.

11.	The Northgate Offer is highly conditional.

The Northgate Offer is highly beneficial to Northgate and is highly conditional for Aurizon Shareholders. Tendering Aurizon Shares to the Northgate Offer does not mean that Northgate will be legally obliged to accept the tender, and would amount simply to granting Northgate an option to acquire Aurizon Shares at a discount to their fair value.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

     The Northgate Offer falls short in a number of other areas in addition to those we have highlighted here. We strongly encourage you to read the accompanying Directors’ Circular in its entirety. Make sure that you fully understand the views of your Board before you make any decision. I am confident you will conclude, as we have, that the Northgate Offer does not provide the value that the Aurizon Shareholders deserve.
     For the above reasons, we urge you to REJECT the Northgate Offer and NOT TENDER your Aurizon Shares. If you have tendered your Aurizon Shares, you can withdraw them.
For assistance in withdrawing your Aurizon Shares you should contact Georgeson Shareholder toll free at 1-866-426-6614, or your broker.
On behalf of the Board of Directors of Aurizon, I thank you for your continued support.
Sincerely,

David P. Hall
President and Chief Executive Officer
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

QUESTIONS AND ANSWERS ABOUT THE INADEQUATE OFFER
FROM NORTHGATE MINERALS CORPORATION
Should I accept or reject the Northgate Offer?
     Your Board of Directors unanimously recommends that Aurizon Shareholders REJECT the Northgate Offer and NOT TENDER their Aurizon Shares. Members of the Board and senior officers ARE NOT tendering their Aurizon Shares into the Northgate Offer, which in the Board’s view offers inadequate consideration to Aurizon Shareholders.
How do I reject the Northgate Offer?
     You do not need to do anything. DO NOT TENDER your Aurizon Shares.
Can I withdraw my Aurizon Shares if I have already tendered?
     YES. You can withdraw your Aurizon Shares: (a) at any time until your Aurizon Shares have been taken up by Northgate (Northgate may not take up any deposited Aurizon Shares until after July 6, 2006); (b) if your Aurizon Shares have not been paid for by Northgate within three business days after having been taken up by Northgate; or (c) up until the tenth day following the day Northgate files a notice announcing that it has changed or varied the Northgate Offer unless, among other things, prior to filing such notice Northgate has taken up your Aurizon Shares, or the change in the Northgate Offer consists solely of an increase in the consideration offered and the Northgate Offer is not extended for more than ten days.
How do I withdraw my Aurizon Shares?
     We recommend that you contact Georgeson Shareholder at toll free at 1-866-426-6614, or your broker for information on how to withdraw your Aurizon Shares.
Why does the Board believe that the Northgate Offer should be rejected?
     The Board believes that the Northgate Offer fails to provide full value for Aurizon and is an attempt by Northgate to acquire Aurizon without offering adequate consideration to Aurizon Shareholders.
     The Board believes that:
1.	the Northgate Offer is inadequate;

2.	the Northgate Offer does not recognize the substantial upside potential of Casa Berardi;

3.	the Northgate Offer would dilute the 100% interest Aurizon Shareholders currently hold in a permitted, fully-financed gold project in exchange for a minority 30% interest in a company with high-risk assets;

4.	the Northgate Offer dilutes Aurizon Shareholders’ exposure to gold;

5.	the consideration offered by Northgate is highly volatile and trading near an all-time high;
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

6.	the timing of the Northgate Offer is opportunistic and does not reflect the historical relative performance of Aurizon versus Northgate;

7.	the Northgate Offer does not reflect an adequate premium for control of Aurizon;

8.	the Northgate Offer represents a discount to the current trading price of Aurizon Shares;

9.	Aurizon’s financial advisors have provided opinions that the Northgate Offer is inadequate, from a financial point of view, to Aurizon Shareholders;

10.	superior alternative proposals may emerge; in the absence of such a proposal Aurizon Shareholders would derive greater value from continuing with completion and operation of Casa Berardi and further exploration of the Casa Berardi project;

11.	the Northgate Offer is not a “permitted bid” under Aurizon’s shareholder rights plan and is a breach of a confidentiality and standstill agreement entered into by Northgate with Aurizon; and

12.	the Northgate Offer is highly conditional.
Will I receive $3.00 worth of Northgate shares for each of my Aurizon Shares?
     NO. Northgate is offering 0.741 of a Northgate share for each Aurizon Share. The actual value of 0.741 of a Northgate share is uncertain and volatile. Since the date on which Northgate announced its intention to make a hostile take-over bid for Aurizon Shares, the implied value of the Northgate Offer has consistently been less than $3.00 per Aurizon Share. The implied value of the Northgate Offer as at June 14, 2006, the last trading day prior to this letter, is $2.41.
     You may also incur Canadian and/or U.S. taxes in connection with the proposed transaction. We urge you to consult your tax advisor if you have any questions concerning the tax consequences to you of the Northgate Offer.
My broker advised me to tender my Aurizon Shares. Should I?
     NO. The Board has unanimously recommended that Aurizon Shareholders REJECT the Northgate Offer and NOT TENDER their Aurizon Shares. You should be aware that Northgate has established a soliciting dealer group and that Northgate has agreed to pay brokers for Aurizon Shares tendered to the Northgate Offer.
Do I have to decide now?
     NO. You do not have to take any action at this time. The Northgate Offer is scheduled to expire on July 7, 2006 and is subject to a number of conditions that have yet to be satisfied. While there is no assurance, it is possible that a superior offer for Aurizon Shares could emerge prior to that time. The Board recommends that you not take any action until closer to the expiry date of the Northgate Offer to ensure that you are able to consider all of the options available to you. The Board will communicate further with Aurizon Shareholders prior to the expiry of the Northgate Offer.
     If you have already tendered Aurizon Shares to the Northgate Offer and you decide to withdraw these Aurizon Shares from the Northgate Offer, you must allow sufficient time to complete the withdrawal process prior to the expiry of the Northgate Offer.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

     For more information on how to withdraw your Aurizon Shares, you should contact Georgeson Shareholder toll free at 1-866-426-6614, or your broker.
Who do I ask if I have more questions?
     You should contact Georgeson Shareholder toll free at 1-866-426-6614 with any questions or requests for assistance that you might have. We also urge you to read the Directors’ Circular in its entirety. It will answer many of your questions.
ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO AURIZON’S INFORMATION AGENT:
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number:1-866-426-6614
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Northgate Offer you should consult with your investment dealer, stockbroker, lawyer or other professional advisor.
AURIZON MINES LTD.
DIRECTORS’ CIRCULAR
RECOMMENDING
REJECTION
OF THE OFFER BY
NORTHGATE MINERALS CORPORATION
TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES
OF
AURIZON MINES LTD.

Your Board unanimously recommends
that Aurizon Shareholders REJECT the Northgate Offer
and NOT TENDER their Aurizon Shares.

NO NEED FOR IMMEDIATE ACTION
There is no need for Aurizon Shareholders to do anything immediately. The Northgate Offer is currently open until July 7, 2006. Aurizon’s Board of Directors intends to communicate further with Aurizon Shareholders on a timely basis prior to the expiry of the offer.
If you have already tendered Aurizon Shares to the Offer, you should WITHDRAW them.
See “Directors’ Recommendation”.
Notice To U.S. Shareholders
The offer to which this Directors’ Circular relates is in respect of the securities of a Canadian issuer and while the issuer is subject to Canadian continuous disclosure requirements, shareholders should be aware that the Canadian requirements are different from those of the United States.
The enforcement by shareholders of civil liabilities under the securities laws of the United States or other non-Canadian jurisdictions may be adversely affected by the fact that Aurizon Mines Ltd. is incorporated in Canada, that all of its officers and directors and its financial advisors named herein are residents of Canada, and that all of its assets are located in Canada.
June 15, 2006

TABLE OF CONTENTS

SUMMARY	i
DIRECTORS’ RECOMMENDATION	1
REASONS FOR THE RECOMMENDATION	2
BACKGROUND TO THE NORTHGATE OFFER	9
AURIZON’S RESPONSE TO NORTHGATE’S OFFER	10
COMPETITION ACT	12
SHAREHOLDER RIGHTS PLAN	13
OWNERSHIP OF SECURITIES OF AURIZON	13
PRINCIPAL SHAREHOLDERS	14
INTENTIONS OF DIRECTORS AND SENIOR OFFICERS	14
TRADING IN SECURITIES OF AURIZON	14
ISSUANCES OF SECURITIES OF AURIZON	14
OWNERSHIP OF SECURITIES OF NORTHGATE	16
RELATIONSHIP BETWEEN NORTHGATE AND THE DIRECTORS AND SENIOR OFFICERS OF AURIZON	16
AGREEMENTS BETWEEN AURIZON AND ITS DIRECTORS AND SENIOR OFFICERS	16
MATERIAL CONTRACTS	16
NO MATERIAL CHANGES	16
OTHER INFORMATION	17
ADDITIONAL INFORMATION	17
PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED	17
STATUTORY RIGHTS	17
AVAILABILITY OF DOCUMENTS	17
FORWARD-LOOKING STATEMENTS	17
APPROVAL OF DIRECTORS’ CIRCULAR	19
CONSENT OF BMO NESBITT BURNS INC.	20
CONSENT OF NATIONAL BANK FINANCIAL INC.	21
CERTIFICATE	22
EXHIBIT A – TRADING IN SECURITIES OF AURIZON	A-1
EXHIBIT B – SUMMARY OF SHAREHOLDER RIGHTS PLAN OF AURIZON	B-1
EXHIBIT C – OPINION OF BMO NESBITT BURNS INC.	C-1
EXHIBIT D – OPINION OF NATIONAL BANK FINANCIAL INC.	D-1

 i
SUMMARY
The information set out below is intended as a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors’ Circular.

Unanimous Recommendation of the Board of Directors:	The Board unanimously recommends that Aurizon Shareholders REJECT the Northgate Offer and NOT TENDER their Aurizon Shares to the Northgate Offer.

The Northgate Offer:	Northgate is offering to purchase all of the outstanding Aurizon Shares on the basis of 0.741 of one common share of Northgate for every 1 common share of Aurizon. The Northgate Offer is conditional.

Based on closing prices on June 14, 2006, the last trading day on the TSX before the date of this Directors’ Circular, the implied value of the Northgate Offer was $2.41 per Aurizon Share. The Northgate Offer is conditional and currently scheduled to expire on July 7, 2006 unless extended or withdrawn.

Reasons for Rejection:	After careful consideration, the Board of Aurizon has unanimously concluded that the Northgate Offer is inadequate and not in the best interests of Aurizon Shareholders.

The Board has thoroughly reviewed and considered the Northgate Offer, with the benefit of advice from its financial and legal advisors. The following is a summary of the principal reasons for the unanimous recommendation of the Board to Aurizon Shareholders that they REJECT the Northgate Offer and NOT TENDER their Aurizon Shares to the Northgate Offer.

The Board believes that:

	•	The consideration offered under the Northgate Offer is inadequate;

	•	The Northgate Offer does not recognize Aurizon’s substantial upside potential;

	•	Northgate is asking Aurizon Shareholders to exchange their 100% interest in a permitted and financed, low-risk project for a 30% minority stake in a company with high-risk assets;

	•	The Northgate Offer dilutes Aurizon Shareholders’ exposure to gold;

	•	The consideration offered by Northgate is highly volatile and trading near an all-time high;

	•	The Northgate Offer is opportunistic and does not reflect the historical relative performance of Aurizon versus Northgate;

	•	Northgate is attempting to gain control of Aurizon without paying an appropriate change of control premium;
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

 ii

	•	The implied value of the Northgate Offer is below the current Aurizon Share price;

	•	Aurizon’s financial advisors have analyzed the Northgate offer and concluded that the consideration offered by Northgate is inadequate, from a financial point of view, to Aurizon Shareholders;

	•	Superior proposals may emerge delivering greater value for Aurizon Shareholders;

	•	Northgate is deliberately attempting to deny the Aurizon Board sufficient time to maximize value for Aurizon Shareholders; and

	•	Subjective conditions in its favour give Northgate an option on any Aurizon Shares that are tendered.

Alternatives to the Northgate Offer:	The Board is considering a variety of alternatives to the Northgate Offer. Several parties have entered into confidentiality and standstill agreements with Aurizon and have conducted due diligence investigations into Aurizon and the Casa Berardi project. Aurizon and its financial advisors are in active dialogue with a number of mining companies about their interest in Aurizon and one or more alternative proposals offering value superior to the Northgate Offer may emerge.

The Board believes that in the absence of an offer superior to Northgate’s, the Aurizon Shareholders would derive greater value from the Company’s independent completion and operation of the Casa Berardi mine and further exploration of the Casa Berardi project, than from acceptance of the Northgate Offer.
ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO AURIZON’S INFORMATION AGENT:
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number:1-866-426-6614
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

DIRECTORS’ CIRCULAR
     This Directors’ Circular is issued by the Board of Directors (the “Board”) of Aurizon Mines Ltd. (“Aurizon” or the “Company”) in connection with the unsolicited offer made by Northgate Minerals Corporation (“Northgate”) to acquire all of the issued and outstanding common shares and associated rights of Aurizon (the “Aurizon Shares”) including common shares and rights that may become outstanding upon the conversion, exchange or exercise of outstanding options or other securities of Aurizon on the basis of 0.741 of a common share of Northgate (“Northgate Share”) for each Aurizon Share, upon the terms and subject to the conditions set forth in the Northgate take-over bid circular (the “Northgate Circular”) accompanying the offer dated June 1, 2006 that was mailed to holders of Aurizon Shares (collectively, the “Northgate Offer”).
     All information contained in this Directors’ Circular relating to the Northgate Offer and to Northgate has been taken from or is based on publicly available documents or records of Northgate filed with Canadian provincial securities regulatory authorities, the United States Securities and Exchange Commission (the “SEC”) and other public sources. The Board assumes no responsibility for the accuracy or completeness of such information.
     All dollar amounts in this Directors’ Circular are expressed in Canadian dollars, unless otherwise indicated.
DIRECTORS’ RECOMMENDATION

The Board unanimously recommends that Aurizon Shareholders REJECT the Northgate Offer and NOT TENDER their Aurizon Shares to the Northgate Offer.
Any Aurizon Shareholder who has already tendered Aurizon Shares under the Northgate Offer should WITHDRAW those Aurizon Shares.
     The Board of Aurizon has unanimously concluded that the Northgate Offer is inadequate and not in the best interests of holders of Aurizon Shares (the “Aurizon Shareholders”). Aurizon Shareholders are urged to carefully review the factors considered by the Board. See “Reasons for the Recommendation” in this Directors’ Circular.
     Aurizon Shareholders who have tendered their Aurizon Shares to the Northgate Offer can withdraw them at any time until Northgate takes up and pays for their Aurizon Shares. Registered shareholders simply need to complete the blue Notice of Withdrawal included with this Directors’ Circular and deliver, mail or fax it to Northgate’s depositary, Computershare Investor Services Inc., at the address or fax number set forth in the Notice of Withdrawal, in accordance with the instructions set forth in section 7 on page 31 of the Northgate Circular.
     Aurizon Shareholders who hold Aurizon Shares through a brokerage firm should contact their broker to withdraw Aurizon Shares on their behalf. Aurizon Shareholders requiring assistance in withdrawing Aurizon Shares should contact Georgeson Shareholder (“Georgeson”) toll free at 1-866-426-6614.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

REASONS FOR THE RECOMMENDATION
     After careful consideration, the Board of Aurizon has unanimously concluded that the Northgate Offer is inadequate and not in the best interests of Aurizon Shareholders. Before arriving at its decision, the Board appointed a special committee to review and evaluate the Northgate Offer (the "Special Committee”). The Special Committee had the benefit of advice from BMO Nesbitt Burns Inc. (“BMO Nesbitt Burns”) and National Bank Financial Inc. (“National Bank Financial”) (collectively the “Financial Advisors”) and its own independent legal advisors. After a thorough analysis of all aspects of the Northgate Offer the Special Committee unanimously came to the conclusion that the Northgate Offer is inadequate, and the Board unanimously concurred. The following is a summary of the principal reasons for the Board’s unanimous recommendation that Aurizon Shareholders REJECT the Northgate Offer.
1.	The Northgate Offer fails to recognize the value of Aurizon’s growth prospects

Aurizon is scheduled to commence commercial gold production in the fourth quarter of 2006. Achieving commercial production is generally a catalyst for a value re-rating in the mining sector, as investors assign a substantially higher valuation multiple to producing companies than to development companies.

The charts below illustrate the share price increases of other gold development companies in the months leading up to the commencement of commercial production at their major projects.
The Northgate Offer does not recognize the potential for a significant near-term value increase associated with Aurizon’s imminent start-up of gold production.
Aurizon recently completed a surface drill program designed to evaluate the open pit mining potential of the East Mine crown pillar at Casa Berardi and upgrade existing mineral resources to the reserve category. A feasibility study on the East Mine deposit is in progress and expected to be completed by year-end.
In addition, the Casa Berardi mining lease, covering approximately 5 kilometres of the Casa Berardi Fault, is currently the focus of infill drilling to upgrade known resources of the project to reserves, and exploration drilling to identify additional resources. Any increase in reserves and/or mine life could have a significant impact on Aurizon’s current valuation and 100% of any increase would accrue to Aurizon Shareholders. These growth prospects are already being pursued by Aurizon and are expected to result in added value to Aurizon Shareholders. The current Casa Berardi mine plan includes only 45% of the currently known global resource of the property.

The Northgate Offer does not reflect the substantial upside potential at Casa Berardi.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

2.	Northgate’s assets are significantly higher-risk than Aurizon’s assets

The Northgate Offer, if completed, would expose Aurizon Shareholders to significantly greater risk.

		Northgate		Aurizon
Overall Risks	X	Significant risks include short mine life, permitting, environmental, development, exploration, financing, cost inflation and non-gold commodity price exposure.	✓	Permitted, financed gold mine with gold production scheduled to begin in 4th quarter of 2006.

Short Mine Life	X	Kemess South has a reported remaining mine life of less than 3 years.	✓	Casa Berardi’s expected mine life is 6.2 years based only on proven and probable reserves of 1.2 million gold ounces, with substantial additional resources of 1.6 million gold ounces for potential extension of mine life.

Permitting Risks	X	Kemess North does not have the required permits to begin production and has been the subject of opposition, especially with respect to the proposed deposit of tailings in Duncan Lake. Young-Davidson is an early-stage exploration project. Permits and approvals for development have not been sought.	✓	Casa Berardi has all permits required to begin gold production, including an approved tailings facility.

Significant Capital Expenditure Requirements	X	Kemess North, for which a feasibility study was completed in 2004, is significantly exposed to the capital cost inflation which has been impacting the mining industry because the required capital expenditures have not been made and the feasibility study is outdated.	✓	Casa Berardi is on time, fully-financed and on budget with $49 million remaining in pre-production capital.

Financing Risks	X	The 2004 feasibility study for Kemess North estimated capital costs of US$190 million. However, these costs assumed numerous synergies between Kemess North and Kemess South. Kemess South is reported to have less than 3 years’ production left. Any synergies would be lost should Kemess North not begin production before Kemess South ceases production. Capital costs for Kemess North are likely to be much higher because expected synergies from Kemess South would be of short duration, if realized at all.	✓	Aurizon has project financing in place for Casa Berardi from a global leader in mine project financing on favourable terms. Casa Berardi has all permits and approvals to begin gold production.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

		Northgate	Aurizon
X
Young-Davidson is an early-stage exploration project with resources substantially in the inferred category and an uncertain future. No feasibility study has been prepared. Permits and approvals for development have not been sought. Financing has not been arranged.

	X	If Northgate acquires control of Aurizon without Aurizon’s lenders’ consent, the project financing for Casa Berardi could be jeopardized.

Stage of Development	X	Young-Davidson is an exploration project without substantial existing infrastructure.	✓ Aurizon’s Casa Berardi mine is substantially complete and expected to begin gold production in the 4th quarter of 2006.
          Northgate needs Casa Berardi to reduce its risk
•	The economics of Kemess North and Young-Davidson remain highly uncertain.

•	There are permitting challenges at Kemess North.

•	Northgate’s reserves will be depleted at Kemess South in 3 years.

•	Northgate has failed to specify or quantify any meaningful synergies that would result from combining Northgate and Aurizon.
          Casa Berardi is low risk, Northgate’s proposal would increase risk to Aurizon Shareholders
•	Casa Berardi has at least twice the present Northgate operating mine life.

•	Casa Berardi is substantially complete, permitted, staffed, and financed, with gold production scheduled to commence in the fourth quarter of 2006.

•	Casa Berardi’s low cash-cost profile is not dependent on copper prices.

•	Casa Berardi is located in a mining-friendly, low political risk jurisdiction.

Northgate is asking Aurizon Shareholders to exchange their 100% interest in a permitted, financed, low-risk project for a 30% minority interest in a company with high-risk assets.
3.	The Northgate Offer significantly increases Aurizon Shareholders’ exposure to copper and dilutes their exposure to gold.

Northgate’s only operating asset, Kemess South, generated 56% of its revenue from copper sales in the first quarter of 2006. Additionally, the economic feasibility of Kemess North is highly sensitive to
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

copper prices. Copper prices are at peak levels and have historically been more volatile than gold prices. Aurizon’s Casa Berardi is a 100% gold project.

The Northgate Offer dilutes Aurizon Shareholders’ exposure to gold.
4.	The consideration offered by the Northgate Offer is volatile and of uncertain value

The Northgate Offer is an all-share offer. The value of the consideration being offered is therefore uncertain and dependent on the value of Northgate’s shares after the take-over bid. As stated in the Northgate Circular, the “market overhang” resulting from the issuance of a significant number of Northgate shares to Aurizon Shareholders could adversely affect the market price of Northgate’s shares after the take-up of Aurizon Shares under the Northgate Offer. During the twelve-month period ended June 14, 2006, the closing price for Northgate’s shares on the TSX varied from a low of $1.30 to a high of $5.29.

Northgate shares are highly sensitive to the price of copper. Northgate is asking that Aurizon Shareholders exchange their Aurizon Shares for Northgate shares when the price of copper is near an all-time high.
Northgate Performance vs. Copper
Since January 1, 2005

The consideration offered by Northgate is highly volatile and trading near an all-time high.
5.	The Timing of the Northgate Offer is highly opportunistic

The timing of the Northgate Offer exploits a recent period when the spread between the relative trading prices of Northgate’s common shares and Aurizon Shares increased, which artificially inflates the premium described in the Northgate Offer. Northgate reports in the Northgate Circular that after careful review of timing, it decided on March 1, 2006 not to pursue a take-over bid for Aurizon. At a board meeting held on May 19, 2006, Northgate apparently had a sudden change of plans. In the Board’s view, it is not coincidental that this followed a sudden increase in the market price of Northgate shares.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

Comparative Price Performance
Since January 1, 2005

The Northgate Offer does not reflect the historical relative performance of Aurizon vs Northgate.
6.	The Northgate Offer does not reflect an adequate premium for control of Aurizon

A comparison of the premium implied in the Northgate Offer to premiums paid in recent Canadian mining transactions illustrates that the Northgate Offer does not reflect an adequate premium for control of Aurizon. Unsolicited change of control premiums in the Canadian mining sector since 2000 have averaged 55%. Based on the 20-day volume-weighted average prices of the shares of Aurizon and Northgate as of May 19, 2006 (the last trading day prior to the announcement of Northgate’s intention to make the Northgate Offer), the Northgate Offer represented only a 25.8% premium to Aurizon’s unaffected share price at the time of the Northgate Offer, and at current market prices provides no premium for control.
Average Takeover Premiums in Recent
Precedent Transactions
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

Northgate is attempting to gain control of Aurizon without paying an appropriate change of control premium.
7.	The Northgate Offer represents a discount to the current trading price of Aurizon Shares

Since the May 23, 2006 announcement of Northgate’s intention to make the Northgate Offer, the Aurizon Shares have consistently traded at prices above the implied price of the Northgate Offer. Between May 23 and June 14, 2006, approximately 28.3 million Aurizon Shares have traded on the TSX in a range of $2.41 to $3.26 per Aurizon Share and at a volume-weighted average price of $3.12 per Aurizon Share versus the implied value of the Northgate Offer of $2.86 per share based on the volume-weighted average price of Northgate’s shares on the TSX during the same period.

The Board believes that the performance of the Aurizon Shares during this period is an indicator that the market believes that the Northgate Offer undervalues the Aurizon Shares. The closing price of the Aurizon Shares on the TSX on June 14, 2006 was $2.63 versus the implied value of the Northgate Offer of $2.41 per share (based on the closing price of Northgate’s shares on the TSX on the same date).

Aurizon Shares are trading above the implied value of the Northgate Offer.
8.	The Northgate Offer is inadequate from a financial point of view

The Board engaged the Financial Advisors to assess the Northgate Offer, to provide advice as to the adequacy or inadequacy, from a financial point of view, of the consideration offered pursuant to the Northgate Offer to Aurizon Shareholders, and to provide advice on alternatives available to maximize value to Aurizon Shareholders. Each of the Financial Advisors has delivered an opinion addressed to the Board that the consideration offered pursuant to the Northgate Offer is inadequate, from a financial point of view, to Aurizon Shareholders. Copies of the opinions are attached as Exhibits “C” and “D” hereto. The opinions were one of the factors upon which the Board based its decision to recommend that Aurizon Shareholders reject the Northgate Offer. Aurizon Shareholders should review the opinions in their entirety in conjunction with their review of this Directors’ Circular.

The consideration offered pursuant to the Northgate Offer is inadequate, from a financial point of view, to Aurizon Shareholders.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

9.	Aurizon’s Board is aggressively pursuing value-maximizing alternatives and a superior proposal may emerge

The Board believes that the assets of Aurizon are potentially very attractive to a number of parties in addition to Northgate. Aurizon and its Financial Advisors have initiated discussions with a number of parties who have expressed an interest in considering an alternative transaction with Aurizon. These parties have executed confidentiality and standstill agreements with Aurizon and are actively reviewing the contents of Aurizon’s online datasite. Discussions are ongoing with these parties, and it is not possible at this time to predict whether a potential alternative transaction will emerge from these efforts. However, Aurizon Shareholders who tender Aurizon Shares to the Northgate Offer before the Aurizon Board and its Financial Advisors have had the opportunity to fully explore all available alternatives to maximize shareholder value may foreclose an opportunity to receive a financially superior alternative.

Even if an offer superior to the Northgate Offer should not materialize, the Board is of the view that the Aurizon Shareholders would derive greater value if Aurizon were to continue on with the completion and operation of the Casa Berardi mine and further exploration of the Casa Berardi leases, than from accepting the Northgate Offer.

Superior proposals may emerge delivering greater value to Aurizon Shareholders. The Board is of the view that in the absence of a superior proposal Aurizon Shareholders would derive greater value from Aurizon’s independent completion and operation of the Casa Berardi mine and further exploration of the Casa Berardi project.
10.	The Northgate Offer is not a Permitted Bid under Aurizon’s shareholder rights plan

The Northgate Offer does not constitute a “Permitted Bid” under the shareholder rights plan approved by Aurizon Shareholders (the “Rights Plan”). To be a Permitted Bid, as defined in the Rights Plan, a take-over bid must, among other things, be open for at least 60 days and be accepted by the holders of more than 50% of the Aurizon Shares (other than those shares held by any shareholder or group of shareholders making a take-over bid). A Permitted Bid would, among other things, provide additional time for the exploration, development and pursuit of alternatives that could enhance shareholder value. A Permitted Bid would also ensure that Aurizon Shareholders have sufficient time to consider all appropriate alternatives and not feel compelled to accept a bid for fear that other shareholders would tender, leaving them as minority shareholders in a corporation with a new controlling shareholder.

The Northgate Offer is open for acceptance for only 36 days. Before making its offer, Northgate reviewed the Rights Plan and chose not to make a Permitted Bid. Instead, before Northgate had even made a formal offer, Northgate’s counsel sent a letter to Aurizon on May 30, 2006, expressing the view that the Aurizon Board should waive the Rights Plan, and allow Northgate’s Offer (at that time still not made) to proceed within the statutory time-frame of 35 days.

Yet in 2004, the Board of Northgate recommended (in Northgate’s information circular dated April 1, 2004) that Northgate’s shareholders adopt a shareholder rights plan substantially similar to the Aurizon Rights Plan for the following reasons:
“The existing legislative framework for take-over bids in Canada raises the following concerns for shareholders:
(a) Time. Current legislation permits a take-over bid to expire 35 days after it is initiated. The [Northgate] board of directors is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision. In addition, the [Northgate] board of directors believes that this time limitation seriously diminishes the opportunity to maximize the value for
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

shareholders by other means, including the solicitation of competitive bids or other transactions.
(b) Pressure to Tender. A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that, in failing to do so, the shareholder may be left with illiquid or minority discounted Common Shares (...)
(c) Unequal Treatment: Full Value. (...) The Shareholder Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a take-over situation and full value for their investment.”
Notwithstanding the foregoing, Northgate has made the waiver of the Aurizon Rights Plan a condition of the Northgate Offer. It would seem that Northgate is not prepared to afford Aurizon Shareholders the same standards of fairness it provides its own shareholders.

Northgate is deliberately attempting to deny the Aurizon Board sufficient time to maximize value for Aurizon Shareholders.
11.	The Northgate Offer is highly conditional

The Board has reviewed, with the assistance of its financial and legal advisors, the conditions that Northgate has placed on the Northgate Offer. The Board is concerned that the Northgate Offer is highly conditional.

There are several conditions which are not subject to materiality thresholds or other objective criteria but rather provide Northgate with a broad range of grounds upon which it may decide not to proceed with the Northgate Offer, with the result that tendering Aurizon Shares to the Northgate Offer would in effect constitute granting Northgate an option to acquire Aurizon Shares at a discount to their fair value.

Subjective conditions in its favour give Northgate an option on any Aurizon Shares that are tendered.
BACKGROUND TO THE NORTHGATE OFFER
     In August 2005, Aurizon granted an exclusive mandate to BNP Paribas, a global leader in mine project financing and one of the world’s ten largest banks, to arrange and underwrite a secured debt financing facility of up to $75 million to complete construction and start-up of a mine at the Casa Berardi project. In October 2005, Roscoe Postle Associates Inc. (“RPA”) completed an updated feasibility study on the Casa Berardi project.
     In October 2005, Kenneth Stowe, Chief Executive Officer of Northgate, contacted David P. Hall, President and Chief Executive Officer of Aurizon, and requested a meeting to discuss a potential business combination with Northgate. On October 17, 2005, Kenneth Stowe and David P. Hall met and agreed to exchange reciprocal confidentiality and standstill agreements before proceeding further.
     On October 19, 2005 and October 24, 2005, respectively, Northgate and Aurizon entered into reciprocal confidentiality and standstill agreements to facilitate the evaluation of a possible corporate transaction between them. The agreements prohibit either party from acquiring the securities of the other (unless specifically approved in advance by the board of directors of the party whose securities are to be acquired) for a period of one year and, subject to certain exceptions, require each party to maintain the confidentiality of information exchanged by the
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

parties. The agreement by Northgate not to acquire Aurizon Shares without the approval of the Aurizon Board for a period of one year was and is important to Aurizon because Aurizon expected the Casa Berardi project to be in commercial production in the fourth quarter 2006.
     On October 26, 2005, Chris Rockingham, Northgate’s Vice President of Business Development and Exploration, wrote to Mr. Hall advising that, to facilitate its due diligence on Aurizon and the Casa Berardi project, Northgate wished to engage a mining consultant who had previously worked on the RPA team that completed the updated feasibility study on the Casa Berardi project. Mr. Rockingham asked Mr. Hall to consent to Northgate’s engagement of the consultant and to “release [the consultant] from a non-disclosure obligation that is either expressed or implied by his consulting for RPA or Aurizon”. Mr. Hall signed and returned the requested consent and release to Northgate on October 31, 2005.
     On November 17, 2005, Kenneth Stowe, Chief Executive Officer of Northgate, met with Ian S. Walton, Executive Vice President and Chief Financial Officer of Aurizon, and made a presentation, the focus of which was to acquaint Aurizon with Northgate, its projects and growth strategy and with Northgate’s strategic rationale for a possible business combination of Northgate and Aurizon.
     David P. Hall met with Kenneth Stowe and Chris Rockingham at the San Francisco Gold & Precious Metals Investor Conference on November 28, 2005, at which time Mr. Hall advised Mr. Stowe that Aurizon was conducting a ‘top down’ analysis of Northgate and its assets and would contact Northgate in the near future. With the assistance of National Bank Financial, Aurizon management conducted a review and analysis of certain publicly available information relating to Northgate for the purpose of determining the desirability of entering into a corporate transaction with Northgate. Aurizon was, at the time, in advanced negotiations with BNP Paribas with respect to the credit facility for construction of the Casa Berardi mine. Following careful consideration and discussions at the Board level, and based on a number of factors including the advanced stage of negotiations with BNP Paribas, the potential for significant expansion of resources at Casa Berardi, the lack of any apparent synergies between the Northgate assets and Casa Berardi, the short mine life of Northgate’s only producing asset and uncertainty regarding the viability of Northgate’s two development assets, it was concluded that it was not in the best interests of Aurizon or its shareholders to pursue a transaction with Northgate at that time. This decision was communicated to Northgate by Mr. Hall on December 15, 2005.
     In a letter to Aurizon dated December 19, 2005, Northgate stated that while Northgate was disappointed with Aurizon’s decision not to pursue a transaction with Northgate, it accepted that decision. The letter also expressed Northgate’s view that the purpose of the confidentiality and standstill agreements had been “frustrated”, and that Northgate regarded the agreements and the parties’ obligations under them to be at an end. Aurizon was not of a similar view and continues to abide by the terms of its confidentiality and standstill agreement with Northgate.
     There was no further communication between Northgate and Aurizon.
     At 3:16 a.m. (Vancouver time) on May 23, 2006, Terry Lyons, Chairman of Northgate, left a message on David P. Hall’s office voice mail, advising Mr. Hall of Northgate’s intention to commence an offer for all of the issued and outstanding Aurizon Shares. Before the message was received and prior to market opening on May 23, 2006, Northgate announced its intention to make an unsolicited offer for all of the issued and outstanding Aurizon Shares. At 7:00 a.m. (Vancouver time) on May 23, 2006, Northgate held a webcast conference call to discuss its proposed offer.
AURIZON’S RESPONSE TO NORTHGATE’S OFFER
     The Board met in the afternoon of May 23, 2006 and established the Special Committee of independent directors with a mandate to review and evaluate the Northgate Offer, to assess all strategic alternatives available to Aurizon to maximize shareholder value and to report to the Board regarding the appropriate response to the Northgate Offer.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

     On the same day, Aurizon issued a press release announcing the appointment of the Special Committee and advising that Aurizon would not comment further or speculate as to any future action until it had received the formal Northgate Offer and completed its review process.
     The members of the Special Committee are Sargent Berner (Chair), Louis Dionne, Brian Moorhouse, and Robert Normand. The Special Committee retained Bull, Housser & Tupper LLP as its independent legal counsel. On the recommendation of the Special Committee, the Financial Advisors were appointed as financial advisors to the Company and the Board.
     On May 26, 2006, the Board resolved to delay the “Separation Time” under the Rights Plan (as defined below under the heading, “Shareholder Rights Plan”) until such date as the Board may determine in the future.
     On June 1, 2006 Northgate issued a press release stating that it had formally commenced the Northgate Offer by filing the Northgate Circular with securities regulatory authorities in Canada and the United States and mailing the Northgate Circular to Aurizon Shareholders. Later that day, Aurizon received from National Bank Financial, a copy of the Northgate Circular which disclosed the terms of the Northgate Offer and the fact that during February 2006 Northgate acquired 515,000 Aurizon Shares in the market, which it subsequently sold at a profit. Notwithstanding Northgate’s purported unilateral termination of its confidentiality and standstill agreement in December 2005, the Aurizon Board believes that Northgate continues to be bound by that agreement. The Board of Aurizon has serious concerns regarding both these breaches by Northgate of the confidentiality and standstill agreement executed by Northgate on October 19, 2005.
     Since June 1, 2006, the date that Northgate formally commenced the Northgate Offer, the Board and Special Committee, together with the Financial Advisors, management of Aurizon and legal advisors, have been working to evaluate a range of strategic alternatives that may enhance shareholder value. Aurizon has initiated discussions with a number of third parties who have expressed an interest in considering an alternative transaction with Aurizon. Aurizon established an online datasite for the purposes of allowing third parties to review confidential information regarding Aurizon. A number of parties executed confidentiality and standstill agreements with Aurizon and have been provided with access to the online datasite. While discussions are ongoing with these parties and it is not possible to predict whether an alternative transaction will emerge from these efforts, the Board believes that Aurizon’s assets are very attractive to parties other than Northgate.
     From May 23, 2006 until the Special Committee issued its report to the Board on June 13, 2006, members of the Special Committee have held independent discussions and consulted with the Financial Advisors, management of Aurizon and legal advisors and have made such other independent investigations and obtained such financial and legal advice as they felt were necessary to complete their review and to formulate their recommendation to the Board regarding the Northgate Offer. During this period, the Special Committee also requested that the Financial Advisors prepare formal opinions addressed to the Board as to the adequacy or inadequacy, from a financial point of view, of the consideration offered to Aurizon Shareholders pursuant to the Northgate Offer.
     At a meeting of the Special Committee on June 7, 2006, the Financial Advisors made formal presentations to the Special Committee regarding the Northgate Offer and other strategic alternatives available to Aurizon to maximize shareholder value.
     On June 13, 2006, at a meeting of the Special Committee, the Financial Advisors presented to the Special Committee their assessment of the Northgate Offer and the various value-maximizing alternatives that may be available to Aurizon, including expressions of interest received from other interested parties. Each of the Financial Advisors advised the Special Committee that, based on the analysis it had conducted, the Northgate Offer was inadequate from a financial point of view. The Special Committee then deliberated and formulated its recommendation.
     On the basis of the information and advice received from the Financial Advisors and the other factors described below under the heading “Reasons for the Recommendation”, the Special Committee unanimously concluded that the Northgate Offer is inadequate and that the acceptance of the Northgate Offer is not in the best interests of Aurizon or the Aurizon Shareholders.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

     At a meeting held on June 13, 2006, the Board received the report of the Special Committee. The Board also reviewed the respective opinions of the Financial Advisors that, as of the date of such opinions the consideration offered pursuant to the Northgate Offer is inadequate, from a financial point of view, to the Aurizon Shareholders. Copies of the opinions are attached as Exhibits “C” and “D” to this Directors’ Circular.
     On the basis of the information, advice and opinions provided by the Financial Advisors, the report of the Special Committee and the matters described above under the heading “Reasons for the Recommendation”, the Board has unanimously resolved to recommend that Aurizon Shareholders REJECT the Offer and NOT TENDER their Aurizon Shares to the Northgate Offer.
     The Board has considered Aurizon’s legal position with respect to Northgate’s breaches of its confidentiality and standstill agreement dated October 19, 2005 and, in light of its assessment of the Northgate Offer, has instructed counsel to initiate proceedings to enforce the standstill agreement and to recover damages in compensation for costs incurred as a result of Northgate’s breach.

The Board has considered the Northgate Offer and has unanimously determined that the Northgate Offer is inadequate and not in the best interests of Aurizon or Aurizon Shareholders and therefore recommends that Aurizon Shareholders REJECT the Northgate Offer and NOT TENDER their Aurizon Shares to the Northgate Offer.
COMPETITION ACT
     The Competition Act (Canada) requires pre-merger notification of certain transactions that exceed defined financial and voting interest thresholds. The Northgate Offer is such a transaction. On May 29, 2006, Northgate notified the Commissioner of Competition of the Northgate Offer by supplying the Commissioner with prescribed short form information. On the same day, the Commissioner of Competition notified Aurizon that it had received Northgate’s short form information, and that Aurizon was required to supply its short form information by June 8, 2006. Aurizon has complied with that requirement.
     Under the Competition Act, the applicable waiting period must expire or be waived by the Commissioner of Competition before Northgate may take up and pay for any Aurizon Shares tendered to the Northgate Offer that would result in Northgate owning 20% or more of the voting shares of Aurizon. In this case, the Commissioner of Competition has advised that the applicable waiting period has expired.
     It is a condition of the Northgate Offer that all applicable waiting periods under the Competition Act have expired or been waived and that the Commissioner of Competition shall have issued a “no action” letter or an advance ruling certificate in respect of the Northgate Offer. Aurizon is unaware whether the Commissioner of Competition will issue a “no action” letter or an advance ruling certificate in respect of this proposed transaction and the timeframe and possible terms for the issuance of such a letter or certificate, if it does so.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

SHAREHOLDER RIGHTS PLAN
     The Rights Plan was originally adopted by Aurizon in December 2000. It was not proposed or implemented in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over, but simply as a precautionary measure, to ensure that in the event an unsolicited take-over bid was made for Aurizon Shares, the Board would have the ability to pursue alternatives designed to provide Aurizon Shareholders with full and fair value for their Aurizon Shares. The Rights Plan was approved and ratified by Aurizon’s Shareholders at the next annual general meeting in 2001 and re-affirmed with minor amendments in accordance with the terms of the Rights Plan on June 15, 2004. The Rights Plan is available upon request to the Secretary of the Company and on www.sedar.com and is summarized in Exhibit “B” to this Circular.
     By permitting all Aurizon Shareholders other than an unsolicited bidder to purchase Aurizon Shares at a discount, the Rights Plan is intended to encourage a person interested in acquiring 20% or more of Aurizon’s outstanding shares to do so by way of a Permitted Bid (as defined in the Rights Plan) or otherwise to make a take-over bid that the Board considers to represent the full value of the Aurizon Shares. A Permitted Bid is one which meets certain established standards of fairness, including a requirement that it remain open for at least 60 days.
     Northgate has chosen not to make a Permitted Bid, and to leave the Northgate Offer open for acceptance only for one day more than the 35-day minimum period stipulated by securities legislation. The effect of Northgate’s choice is to restrict the time during which the Board of Directors may inform additional potential buyers, investors or other interested parties of Aurizon’s prospects and develop potentially superior bids or other transactions for the benefit of Aurizon Shareholders.
     The Board considers Northgate’s conduct to be heavy-handed and unfair to Aurizon Shareholders, particularly because in October 2005 Northgate agreed not to acquire any Aurizon shares without the Board’s approval for a period of one year, the expiration of which period would have essentially coincided with scheduled commencement of production at Casa Berardi and allowed Aurizon Shareholders to realize the increase in the share price that is usually attendant on the achievement of commercial production. Instead, Northgate has chosen to breach its contractual obligations to Aurizon under its confidentiality and standstill agreement and has made the Northgate Offer conditional on the Rights Plan or its effect being waived or rendered inapplicable.
     Northgate’s demands with respect to the Rights Plan seem particularly unfair in light of the fact that in 2004, Northgate adopted a shareholder rights plan almost identical to Aurizon’s and for the same reasons — as a means to allow the board to maximize value for shareholders.
     Aurizon’s Board believes that the Rights Plan is an important instrument to allow it sufficient time to pursue alternatives that may lead to a higher offer for Aurizon Shares. The Board intends to use the Rights Plan only to advance the interests of Aurizon Shareholders in their capacity as shareholders, and has embarked on a process intended to maximize value for the Aurizon Shareholders. (See “Reasons for the Recommendation — Aurizon’s Board is aggressively pursuing value-maximizing alternatives and a superior proposal may emerge”).
OWNERSHIP OF SECURITIES OF AURIZON
     The names of the directors and senior officers of Aurizon, the positions held by them with Aurizon and the number and percentage of the outstanding Aurizon Shares (being the only outstanding class of securities of Aurizon) beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them, are as follows:

				Options to
			% of Aurizon	Acquire
		Aurizon	Shares	Aurizon	% of Options
Name	Position with Aurizon	Shares	Outstanding	Shares	Outstanding
Sargent Berner	Director	210,700	<1	260,000	5.84

Gilles Brousseau	General Manager, Mining	nil	nil	290,000	6.51

Louis Dionne	Director	nil	nil	150,000	3.37
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

				Options to
			% of Aurizon	Acquire
		Aurizon	Shares	Aurizon	% of Options
Name	Position with Aurizon	Shares	Outstanding	Shares	Outstanding
Richard Faucher	Director	10,000	<1	200,000	4.49

Michel Gilbert	Vice President	10,000	<1	390,000	8.76

David P. Hall	Chairman, President & CEO	662,642	<1	580,000	13.03

Julie A. S. Kemp	Corporate Secretary	54,800	<1	205,000	4.60

Frank Lang	Director	1,481,895	1.02	260,000	5.84

Brian S. Moorhouse	Lead Director, Chairman	295,200	<1	260,000	5.84
	of Executive
	Compensation Committee
	and Corporate Governance
	Committee

Robert Normand	Director, Chairman of	75,000	<1	260,000	5.84
	Audit Committee

Ian S. Walton	Director, Executive VP &
	CFO	664,400	<1	580,000	13.03

TOTAL		3,464,637	2.39	3,435,000	77.15
     The directors and officers of Aurizon, having made reasonable enquiry, know of no associate of a director or senior officer of Aurizon, person holding more than 10% of the issued and outstanding Aurizon Shares, or any person acting jointly or in concert with Aurizon, who beneficially owns, directly or indirectly, or exercises control or direction over any Aurizon Shares.
PRINCIPAL SHAREHOLDERS
     To the knowledge of the directors and senior officers of Aurizon, after reasonable inquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Aurizon Shares.
INTENTIONS OF DIRECTORS AND SENIOR OFFICERS
     Each of the directors and senior officers of Aurizon has indicated that he or she has not and does not intend to accept the Northgate Offer. To the knowledge of the directors and senior officers of Aurizon, after reasonable enquiry, none of their associates who owns Aurizon Shares and no person acting jointly or in concert with Aurizon has accepted or indicated an intention to accept the Northgate Offer.
TRADING IN SECURITIES OF AURIZON
     None of Aurizon nor any director or senior officer of Aurizon or, to the knowledge of the directors and senior officers of Aurizon after reasonable enquiry, any associate of a director or senior officer of Aurizon nor any person acting jointly or in concert with Aurizon, has traded in Aurizon Shares during the six-month period preceding the date hereof, except as set forth in Exhibit A or as listed below under the heading “Issuances of Securities of Aurizon”.
ISSUANCES OF SECURITIES OF AURIZON
     No Aurizon Shares or securities convertible into Aurizon Shares have been issued to the directors or senior officers of Aurizon during the two-year period preceding the date hereof, other than as indicated below:
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

			Number of Aurizon	Price per
Name	Nature of Issue	Date of Issue	Shares Issued	Share ($)
Sargent Berner	Exercise of Options	2004-11-08	50,000	0.72
	Exercise of Options	2004-11-30	40,000	1.35
	Exercise of Options	2005-03-22	50,000	1.00
	Grant of Options	2005-05-17	60,000	1.50
	Grant of Options	2005-12-07	40,000	1.37
	Grant of Options	2006-05-16	100,000	2.38
Gilles Brousseau	Grant of Options	2004-08-10	40,000	1.50
	Grant of Options	2005-05-17	40,000	1.50
	Grant of Options	2005-12-07	60,000	1.37
	Grant of Options	2006-05-16	150,000	2.38
Robert Crepeau	Grant of Options	2004-08-10	15,000	1.50
	Grant of Options	2005-05-17	15,000	1.50
	Grant of Options	2005-12-07	15,000	1.37
	Grant of Options	2006-05-16	60,000	2.38
Richard Faucher	Exercise of Options	2004-12-02	24,600	1.35
	Grant of Options	2005-05-17	60,000	1.50
	Grant of Options	2005-12-07	40,000	1.37
	Exercise of Options	2006-03-27	60,000	2.00
	Grant of Options	2006-05-16	100,000	2.38
Peter Ferderber	Exercise of Options	2004-11-04	50,000	0.72
(Former Director)	Exercise of Options	2005-03-16	50,000	1.00
Gerard Gagne (Former Director)	Exercise of Options	2004-12-06	40,000	1.35
Michel Gilbert	Exercise of Options	2004-11-01	30,000	1.20
	Exercise of Options	2004-11-02	10,000	1.20
	Exercise of Options	2004-11-29	20,500	1.35
	Exercise of Options	2004-11-30	7,000	1.35
	Grant of Options	2005-05-17	60,000	1.50
	Grant of Options	2005-12-07	60,000	1.37
	Grant of Options	2006-05-16	210,000	2.38
David P. Hall	Exercise of Options	2004-11-09	50,000	0.72
	Exercise of Options	2005-03-23	80,000	1.00
	Grant of Options	2005-05-30	120,000	1.50
	Grant of Options	2005-12-08	120,000	1.37
	Grant of Options	2006-05-16	240,000	2.38
Julie A. S. Kemp	Exercise of Options	2004-11-10	20,000	0.72
	Exercise of Options	2004-12-01	27,500	1.35
	Exercise of Options	2005-03-21	10,000	1.00
	Exercise of Options	2005-03-23	40,000	1.00
	Grant of Options	2005-05-17	40,000	1.50
	Grant of Options	2005-12-07	40,000	1.37
	Grant of Options	2006-05-16	90,000	2.38
Frank Lang	Exercise of Options	2004-11-10	50,000	0.72
	Exercise of Options	2004-11-29	40,000	1.35
	Exercise of Options	2005-03-21	50,000	1.00
	Grant of Options	2005-05-17	60,000	1.50
	Grant of Options	2005-12-07	40,000	1.37
	Grant of Options	2006-05-16	100,000	2.38
Brian S. Moorhouse	Exercise of Options	2004-11-01	50,000	0.72
	Exercise of Options	2005-03-17	50,000	1.00
	Grant of Options	2005-05-17	60,000	1.50
	Grant of Options	2005-12-07	40,000	1.37
	Grant of Options	2006-05-16	100,000	2.38
Robert Normand	Exercise of Options	2004-12-01	40,000	1.35
	Grant of Options	2005-05-17	60,000	1.50
	Grant of Options	2005-12-07	40,000	1.37
	Grant of Options	2006-05-16	100,000	2.38
Ian S. Walton	Exercise of Options	2004-11-10	70,000	0.72
	Exercise of Options	2005-03-23	125,000	1.00
	Grant of Options	2005-05-17	120,000	1.50
	Grant of Options	2005-12-07	120,000	1.37
	Grant of Options	2006-05-16	240,000	2.38
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

OWNERSHIP OF SECURITIES OF NORTHGATE
          Other than Frank Lang, a director of Aurizon who owns 5,000 shares of Northgate, none of Aurizon or any director or senior officer of Aurizon or, to the knowledge of the directors and senior officers of Aurizon, having made reasonable enquiry, no associate of a director or senior officer of Aurizon, and no person acting jointly or in concert with Aurizon, beneficially owns, directly or indirectly, or exercises control or direction over, any securities of Northgate.
RELATIONSHIP BETWEEN NORTHGATE AND THE DIRECTORS AND SENIOR OFFICERS OF AURIZON
          No arrangement, agreement, commitment or understanding has been made, or is proposed to be made, between Northgate and any of the directors or senior officers of Aurizon relating to any matter, including, without limitation, in respect of any payment or other benefit proposed to be made or given by way of compensation for loss of office or as to such director’s or senior officer’s remaining in or retiring from office if the Northgate Offer is successful. None of the directors or senior officers of Aurizon is a director or senior officer of Northgate or any of its subsidiaries.
          To the knowledge of the directors and officers of Aurizon, no special contract, arrangement or understanding, formal or informal, has been made or proposed to be made, between Northgate and any Aurizon Shareholder with respect to the Northgate Offer.
AGREEMENTS BETWEEN AURIZON AND ITS DIRECTORS AND SENIOR OFFICERS
          Aurizon has in place with its senior officers, agreements that provide for payment of severance in lieu of notice in the event of termination or deemed termination or failure to renew their respective employment contracts. In the case of David P. Hall and Ian S. Walton, the severance amount is equal to three times current annual salary, plus three times the average annual bonus, calculated based on the average of the annual bonus paid in the three fiscal years prior to the termination date, subject to a maximum amount determined annually by the Compensation Committee. David P. Hall’s current annual salary is $218,000 and Ian S. Walton’s current annual salary is $173,000. The severance amount payable under the employment contracts of Michel Gilbert, Gilles Brousseau, Robert Crepeau and Julie S. Kemp is equal to one year’s salary plus one month for each year of service or part thereof and the average annual bonus paid to that individual in the last three years prior to the termination date. Current annual salaries for the foregoing persons are $150,000, $132,000, $103,000 and $99,000, respectively. As a result of the Northgate Offer, all previously unvested options held by the foregoing have vested pursuant to the terms of their respective option agreements.
MATERIAL CONTRACTS
          Except as disclosed below, none of the directors and senior officers of Aurizon and, to the knowledge of the directors and officers of Aurizon after reasonable inquiry, none of their respective associates has any interest in any material contract to which Northgate is a party. Each of David P. Hall and Ian S. Walton has a minority interest in a syndicate that has a 2% net smelter return royalty on a claim group optioned to a subsidiary of Northgate.
NO MATERIAL CHANGES
          Except as publicly disclosed or as referred to in this Directors’ Circular, the directors and senior officers of Aurizon are not aware of any information that indicates any material change in the affairs of Aurizon since March 31, 2006.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

OTHER INFORMATION
          Except as disclosed in this Directors’ Circular, there is no information that is known to the Board that would reasonably be expected to affect the decision of the Aurizon Shareholders (or holders of securities convertible into Aurizon Shares) to accept or reject the Northgate Offer.
ADDITIONAL INFORMATION
          Under the terms of the Credit Agreement dated February 1, 2006 between Aurizon, BNP Paribas and other lenders entered into in connection with the project financing for the Casa Berardi project, it is an event of default if a person, without the express written consent of the majority lenders, acquires possession, directly or indirectly, of power (whether or not exercised) to direct or cause the direction of management, operation or policies (whether through legal or beneficial ownership of securities or partnership or other ownership interests, by contract, representation on the Board, or otherwise) of Aurizon.
PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED
          Each of BMO Nesbitt Burns and National Bank Financial was retained to render financial advisory services to the Special Committee and the Board in connection with its analysis of and response to the Northgate Offer. Aurizon will pay each of the Financial Advisors customary compensation for their services and will reimburse each of them for their reasonable out-of-pocket expenses. Aurizon has agreed to indemnify each of the Financial Advisors against certain liabilities arising out of or in connection with their engagement.
          Aurizon has also retained Longview Communications Inc. (“Longview”) as its public relations advisor in connection with the Northgate Offer and certain related matters. Aurizon will pay Longview customary compensation for its services and will reimburse it for its reasonable out-of-pocket expenses. Aurizon has agreed to indemnify Longview against certain liabilities arising out of or in connection with the engagement.
          Georgeson has been retained to assist in responding to Aurizon Shareholder enquiries. Aurizon will pay Georgeson customary compensation for its services.
          Except as set forth above, neither Aurizon nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to Aurizon Shareholders in connection with the Northgate Offer.
STATUTORY RIGHTS
          Securities legislation in certain of the provinces and territories of Canada provides security holders of Aurizon with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Holders of Aurizon Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
AVAILABILITY OF DOCUMENTS
          Aurizon is a reporting issuer or equivalent in the provinces of Quebec, Ontario, Manitoba, Alberta and British Columbia and in the United States. Aurizon files its continuous disclosure documents and other documents with Canadian provincial securities authorities in such provinces, which documents are available under the company’s profile at www.sedar.com, and with the SEC, which documents are available at www.sec.gov.
FORWARD-LOOKING STATEMENTS
          This Directors’ Circular contains, among other things, the unanimous recommendation of the Board that Aurizon Shareholders reject the Northgate Offer and not tender their Aurizon Shares to the Northgate Offer. This Directors’ Circular, including the discussion of the reasons for the Board’s recommendation, contains forward-
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (within the meaning of the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of this Directors’ Circular.
          Such forward-looking statements can be found in “Reasons for the Recommendation”. Generally these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Examples of such forward-looking statements in this Directors’ Circular include, but are not limited to: the prices and production levels and supply of and demand for, copper and gold; expected results if the Northgate Offer is successful; and whether or not a superior or alternative proposal to the Northgate Offer may emerge. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Directors’ Circular. These forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: the ability of Aurizon to increase reserves, reserve and mineral resource levels, mine life and project start-up projections; increase in the Aurizon Share price as Aurizon moves closer to and after commencement of production at Casa Berardi; statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding strategies, objectives, goals and targets; the fair value of the assets of Aurizon or Northgate; the existence of third parties interested in purchasing some or all of the Aurizon Shares; the accuracy of Aurizon’s ore reserve and mineral resource estimates and whether additional mineral resources can be developed.
          Forward-looking statements for time periods subsequent to 2006 involve longer-term assumptions and estimates than forward-looking statements for 2006 and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking statements.
          In respect of forward-looking statements relating to Aurizon, factors which could cause actual results to differ materially from current expectations include, but are not limited to, fluctuations in the price of gold; fluctuations in the fair value of the assets of Aurizon; whether or not a superior or alternative proposal to the Northgate Offer may emerge; the existence of third parties interested in purchasing some or all of the Aurizon Shares or assets; the accuracy of Aurizon’s ore reserve and mineral resource estimates; the accuracy of Aurizon’s estimated annual rates of production; the accuracy of Aurizon’s cash costs estimates, and in particular, Aurizon’s cash costs per gold unit; whether production commences as scheduled; whether Aurizon’s mineral resources can be developed; fluctuations in interest rates and exchange rates; the strength of the economic fundamentals of gold relative to copper; general economic conditions; competitive conditions in the business in which Aurizon operates; changes in consumer spending and preferences; and changes in laws, rules and regulations applicable to Aurizon. In addition, a number of factors which could cause Aurizon’s actual results to differ from the forward-looking statements are contained in Aurizon’s Annual Information form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the SEC.
          This Directors’ Circular also includes forward-looking statements relating to Northgate. Forward-looking statements relating to Northgate include, among other things, expectations as to: Northgate’s copper and gold production, reserve and resource levels; fluctuations in the prices of and demand for copper; projections in respect of Northgate’s share price after take-up of Aurizon Shares; estimates and projections in respect of the Kemess South mine life and the effect of a decrease in the price of copper on Northgate’s profitability, performance and share price. These statements were derived from the Northgate Circular and other filings by Northgate with the SEC and Canadian provincial securities regulatory authorities, as well as from third party sources such as analyst reports.
Aurizon does not assume any responsibility for the accuracy or completeness of such information. In addition, a number of factors which could cause Northgate’s actual results to differ from the forward-looking statements are contained in the Northgate Circular under the heading “Statements Regarding Forward-Looking Information” and in Northgate’s public filings with the SEC and Canadian provincial securities regulatory authorities.
          Aurizon specifically disclaims any obligation to update these forward-looking statements, except as required by law. These forward-looking statements should not be relied upon as representing Aurizon’s views as of any date subsequent to the date of this Directors’ Circular.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

APPROVAL OF DIRECTORS’ CIRCULAR
          The contents of this Directors’ Circular have been approved and the delivery hereof has been authorized by the Board of Directors of Aurizon.
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

CONSENT OF BMO NESBITT BURNS INC.
     We hereby consent to the references to our opinion dated June 13, 2006 in the letter to shareholders accompanying the Circular of the Board of Directors of Aurizon Mines Ltd. dated June 15, 2006 (the “Circular”) and in the Circular under the captions “Reasons for the Recommendation” and “Aurizon’s Response to the Northgate Offer” and to the inclusion of the foregoing opinion in the Circular.

Toronto, Ontario	BMO Nesbitt Burns Inc.

June 15, 2006	(signed)	“Glenn Sauntry”
Glenn Sauntry
Vice-Chairman
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

CONSENT OF NATIONAL BANK FINANCIAL INC.
We hereby consent to the references to our opinion dated June 13, 2006 in the letter to the shareholders accompanying the Circular of the Board of Directors of Aurizon Mines Ltd. dated June 15, 2006 (the “Circular”) and in the Circular under the captions “Reasons for the Recommendation” and “Aurizon’s Response to the Northgate Offer” and to the inclusion of the foregoing opinion in the Circular.

Toronto, Ontario	National Bank Financial Inc.

June 15, 2006	(signed)	“Craig MacDougall”
Craig MacDougall
Managing Director and Co-Head,
Mergers & Acquisitions
REJECT NORTHGATE’S OFFER — DO NOT TENDER YOUR AURIZON SHARES

CERTIFICATE
June 15, 2006
The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Northgate Offer within the meaning of the Securities Act (Québec).
On behalf of the Board of Directors of Aurizon Mines Ltd.

(signed) “David P. Hall”	(signed)	“Sargent H. Berner”
David P. Hall, Director		Sargent H. Berner, Director

EXHIBIT “A”
TRADING IN SECURITIES OF AURIZON

		Date of	Number of	Price Per
Name	Nature of Trade	Trade	Aurizon Shares	Share $
Sargent Berner	Sale in Public Market	2006-02-16	42,200	2.02
	Sale in Public Market	2006-02-17	17,800	2.15
	Sale in Public Market	2006-02-20	4,700	2.18
	Sale in Public Market	2006-02-21	4,500	2.22
	Sale in Public Market	2006-02-22	100	2.15
	Sale in Public Market	2006-02-23	23,400	2.16
	Sale in Public Market	2006-02-24	7,300	2.17
Richard Faucher	Exercise of Options	2006-03-27	60,000	2.00
	Sale in Public Market	2006-03-27	50,000	2.65
David P. Hall	Sale in Public Market	2006-04-06	5,000	2.94
	Purchase in Public Market	2006-05-18	5,000	2.27
Frank A. Lang	Sale in Public Market	2006-01-23	6,700	1.84
	Sale in Public Market	2006-01-23	30,201	1.85
	Sale in Public Market	2006-01-23	2,300	1.86
	Sale in Public Market	2006-01-23	9,400	1.87
	Sale in Public Market	2006-01-23	11,400	1.89
	Sale in Public Market	2006-04-04	6,300	2.75
	Sale in Public Market	2006-04-04	700	2.73
	Sale in Public Market	2006-04-04	1,800	2.75
	Sale in Public Market	2006-04-04	400	2.71
	Sale in Public Market	2006-04-04	7,800	2.70
	Sale in Public Market	2006-04-04	15,000	2.75
	Sale in Public Market	2006-04-04	10,000	2.75
	Sale in Public Market	2006-04-04	1,000	2.74
	Sale in Public Market	2006-04-04	1,800	2.73
	Sale in Public Market	2006-04-04	2,500	2.72
	Sale in Public Market	2006-04-04	2,700	2.71
	Sale in Public Market	2006-04-19	4,500	2.81
	Sale in Public Market	2006-04-19	4,000	2.80
	Sale in Public Market	2006-04-19	6,750	2.81
	Sale in Public Market	2006-04-19	5,500	2.81
	Sale in Public Market	2006-04-19	1,500	2.82
	Sale in Public Market	2006-04-19	1,500	2.80
	Sale in Public Market	2006-04-19	3,800	2.81
	Sale in Public Market	2006-04-19	4,500	2.80
	Sale in Public Market	2006-04-19	1,000	2.80
	Sale in Public Market	2006-04-19	1,900	2.79
	Sale in Public Market	2006-04-19	1,700	2.78
	Sale in Public Market	2006-04-19	7,400	2.81
	Sale in Public Market	2006-04-19	3,400	2.81
	Sale in Public Market	2006-05-04	10,000	2.82
	Sale in Public Market	2006-05-04	3,000	2.82
	Sale in Public Market	2006-05-04	4,500	2.55USD
	Sale in Public Market	2006-05-04	100	2.55USD
	Sale in Public Market	2006-05-04	2,300	2.57USD
	Sale in Public Market	2006-05-04	1,600	2.54USD
	Sale in Public Market	2006-05-04	100	2.53USD
	Sale in Public Market	2006-05-04	2,900	2.54USD
	Sale in Public Market	2006-05-04	5,000	2.54USD

		Date of	Number of	Price Per
Name	Nature of Trade	Trade	Aurizon Shares	Share $
	Sale in Public Market	2006-05-04	2,500	2.82
	Sale in Public Market	2006-05-04	1,000	2.54USD
	Sale in Public Market	2006-05-04	4,000	2.53USD
	Sale in Public Market	2006-05-04	4,000	2.54USD
	Sale in Public Market	2006-05-04	5,000	2.54USD
	Sale in Public Market	2006-05-04	4,500	2.54USD
	Sale in Public Market	2006-05-04	5,000	2.54USD
	Sale in Public Market	2006-05-04	10,000	2.54USD
	Sale in Public Market	2006-05-04	10,000	2.54USD
	Sale in Public Market	2006-05-04	5,000	2.55USD
	Sale in Public Market	2006-05-04	5,000	2.55USD
	Sale in Public Market	2006-05-04	7,500	2.54USD
	Sale in Public Market	2006-05-04	7,000	2.54USD
Julie Stokke Kemp	Sale in Public Market	2006-02-02	5,000	2.19
	Sale in Public Market	2006-04-06	1,000	2.95
	Sale in Public Market	2006-04-24	1,000	2.95
Ian S. Walton	Sale in Public Market	2006-01-03	16,000	1.77
	Sale in Public Market	2006-01-06	18,000	1.74
	Sale in Public Market	2006-01-10	2,900	1.84
	Sale in Public Market	2006-01-11	2,600	1.85
	Sale in Public Market	2006-01-24	5,000	1.88
	Sale in Public Market	2006-02-02	20,000	2.15
	Sale in Public Market	2006-02-02	5,000	2.17
	Sale in Public Market	2006-02-02	5,000	2.13
	Sale in Public Market	2006-02-02	5,000	2.13
	Sale in Public Market	2006-02-02	5,000	2.21
	Sale in Public Market	2006-02-03	5,000	2.15
	Sale in Public Market	2006-04-03	5,000	2.90
	Sale in Public Market	2006-04-05	5,000	2.85
	Sale in Public Market	2006-04-06	5,000	2.90

EXHIBIT “B”
Summary of Shareholder Rights Plan
     Aurizon is party to an amended and restated shareholder rights plan agreement initially adopted on December 14, 2000 and ratified and approved with amendments on June 15, 2004 (the “ Rights Plan” ), which will expire at the close of the annual meeting of shareholders occurring after June 15, 2007 unless the rights granted thereunder are earlier redeemed or exchanged.
     The following is a summary of the terms of the Rights Plan. This summary is qualified in its entirety by the Rights Plan, a copy of which is available on www.sedar.com. Capitalized terms not defined in this summary have the same meanings as in the Rights Plan.
          One right (a “SRP Right”) was issued for each Aurizon Common Share outstanding as at 4:00 p.m. (Vancouver time) on December 14, 2000, the date of implementation of the original plan, and one SRP Right was issued and will continue to be issued for each additional Aurizon Common Share issued thereafter and will continue to be issued prior to the earlier of the Separation Time (as defined below) and the Expiration Time. Each SRP Right will entitle the holder to purchase from Aurizon one Aurizon Common Share at a price of $20.00, subject to certain anti-dilution adjustments. The SRP Rights, however, will not be exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (described below), each SRP Right will entitle the holder to purchase for $20.00 Aurizon Common Shares having a market price of $40.00.
          Until the Separation Time, the SRP Rights will trade together with the Aurizon Common Shares, will be represented by the Aurizon Common Share certificates and will not be exercisable. After the Separation Time, the SRP Rights will become exercisable, will be evidenced by SRP Rights certificates (“Rights Certificates”) and will be transferable separately from the Aurizon Common Shares.
The Separation Time is defined in the Rights Plan as the close of business on the eighth trading day after the earlier of:
(i)	the Stock Acquisition Date; and

(ii)	the date of the commencement of, or first public announcement (provided such announcement is made after the Record Time) of, the intent of any Person (other than Aurizon or any subsidiary of Aurizon) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid;
          or such later time as may be determined by the Board of Directors;
          A Permitted Bid is defined in the Rights Plan as a Take-over Bid which is deemed by the Board of Directors at any time to be a Permitted Bid, or which is made by means of a Take-over Bid circular and which also complies with the following additional provisions;
(i)	the Take-over Bid is made to all holders of the Voting Shares as registered on the books of Aurizon, other than the offeror;

(ii)	the Take-over Bid is an offer to acquire all of the Voting Shares other than those Beneficially Owned by the offeror;

(iii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days after the date of the Take-over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iv)	the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(v)	The Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited pursuant to the Takeover Bid and not withdrawn, the offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits of Voting Shares for not less than 10 Business Days from the date of such public announcement.
          If an offeror successfully completes a Permitted Bid, the Rights Plan provides that the SRP Rights will be redeemed at $0.00001 per SRP Right.
          Shareholders’ approval at a meeting is not required for a Permitted Bid. Instead, Shareholders of Aurizon will initially have 60 days to deposit their Shares. If more than 50% of the outstanding Aurizon Common Shares of Aurizon (other than Common Shares Beneficially Owned by the offeror on the date of the Take-over Bid) have been deposited and not withdrawn by the end of such 60-day period, the Permitted Bid must be extended for a further period of 10 days to allow initially disapproving Shareholders to deposit their shares if they so choose.
          The Board of Directors may waive the application of the Rights Plan to a bid by Take-over Bid circular, thereby allowing such bid to proceed without dilution of the offeror, and in that case will be deemed to have waived the application of the Shareholder Rights Plan to all other contemporaneous bids made by Take-over Bid circular.
          Under the Rights Plan, a Flip-in Event is any transaction or event in which any person becomes an “Acquiring Person”, as such term is defined in the Rights Plan. Except as set out below, from and after the close of business on the eighth trading day following the “Stock Acquisition Date”, as such term is defined in the Rights Plan:
(a)	any SRP Rights Beneficially Owned by the Acquiring Person and affiliates, associates and transferees of the Acquiring Person or any person acting jointly or in concert with the Acquiring Person will become void; and

(b)	each SRP Right (other than SRP Rights which are void) will entitle the holder thereof to purchase Common Shares having a market price of $40 for $20.
          Accordingly, a Flip-in Event that is not approved by the Board of Directors will result in significant dilution to an Acquiring Person. The Board may at any time prior to the occurrence of a Flip-in Event, elect to redeem all of the outstanding SRP Rights at a redemption price of $0.00001 per Right.

Exhibit “C”

Investment & Corporate Banking 885 West Georgia Street Suite 1800 Vancouver, BC V6C 3E8

Tel : (604) 685-5181
Fax : (604) 443-1408
June 13, 2006
The Board of Directors
Aurizon Mines ltd.
Suite 900 — 510 Burrard Street
Vancouver, BC V6C 3E8
To the Board of Directors:
We understand that Northgate Minerals Corporation (“Northgate”) has made an offer (the “Offer”) to purchase all the issued and outstanding common shares and associated rights of Aurizon Mines Ltd. (“Aurizon”), including common shares and associated rights that may become outstanding upon the conversion, exchange or exercise of outstanding options or other securities of Aurizon that are convertible into or exchangeable or exercisable for common shares of Aurizon. The consideration offered pursuant to the Offer is 0.741 common shares of Northgate for each Aurizon common share tendered. Detailed terms and conditions, and other matters relating to the Offer are set forth in the offer and take-over bid circular of Northgate dated June 1, 2006 (the “Take-Over Bid Circular”).
BMO Nesbitt Burns Inc. (together with its affiliates, “BMO Nesbitt Burns”) has been retained to provide financial advice to Aurizon and its Board of Directors, including our opinion (the “Opinion”) as to the adequacy or inadequacy, from a financial point of view, of the consideration offered pursuant to the Offer to the shareholders of Aurizon other than Northgate and its affiliates (as such term is defined in the Securities Act (British Columbia)).
Credentials of BMO Nesbitt Burns
BMO Nesbitt Burns is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion expressed herein is the opinion of BMO Nesbitt Burns, the form and content of which have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
Scope of Review
In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:
a)	the Take-Over Bid Circular;

b)	the most recent draft of the Aurizon Directors’ Circular (the “Draft Directors’ Circular);

c)	the annual reports to shareholders of Aurizon and Northgate for three fiscal years ended December 31, 2003, 2004 and 2005;

d)	the first quarter report to shareholders of Aurizon and Northgate dated March 31, 2006 containing Management’s Discussion and Analysis and unaudited financial statements for the three months ending March 31, 2006;

e)	the proxy circulars and annual information forms of Aurizon and Northgate for the three fiscal years ended December 31, 2003, 2004 and 2005;

f)	the financial model for the Casa Berardi project developed and provided by Aurizon management;

g)	the most recent Casa Berardi NI 43-101 technical report dated October 26, 2005;

h)	certain other internal information prepared and provided to us by Aurizon management, concerning the business, operations, assets, liabilities and prospects of Aurizon;

i)	discussions with Aurizon management concerning Aurizon’s current business plan, its financial condition, its future business prospects, and potential alternatives to the Offer;

j)	public information relating to the business, financial condition and trading history of Aurizon and Northgate and other selected public companies we considered relevant;

k)	information with respect to selected precedent transactions we considered relevant;

l)	a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of Aurizon; and

m)	such other information, investigations, analyses and discussions (including discussions with senior management, Aurizon’s legal counsel, and other third parties) as we considered necessary or appropriate in the circumstances.
BMO Nesbitt Burns has not, to the best of its knowledge, been denied access by Aurizon to any information under its control requested by BMO Nesbitt Burns.
Assumptions and Limitations
With the Board of Directors’ approval and agreement, we have relied upon the completeness, accuracy and fair presentation of all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, including the Offer, or provided to us by Aurizon, its subsidiaries and their respective directors, officers, associates, affiliates, consultants, advisors and representatives relating to Aurizon, its subsidiaries, associates and affiliates, and to the Offer. Our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.
Senior officers of Aurizon have represented to BMO Nesbitt Burns in a certificate delivered as of the date hereof, among other things, that (i) the information, data, advice, opinions, representations and other material (financial and otherwise) (the “Information”) provided orally by, or in the presence of, an officer or employee of Aurizon or in writing by Aurizon or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives to BMO Nesbitt Burns or obtained by BMO Nesbitt Burns from the System for Electronic Document Analysis and Retrieval (SEDAR) relating to Aurizon, its subsidiaries, associates or affiliates, the Offer or any other transaction, for the purpose of preparing the Opinion was, at the date such Information was provided to BMO Nesbitt Burns, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Aurizon, its subsidiaries, associates or affiliates, the Offer or any other transaction and did not and does not omit to state a material fact in respect of Aurizon, its subsidiaries, associates or affiliates, the Offer or any other transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to BMO Nesbitt Burns, except as disclosed in writing to BMO Nesbitt Burns, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Aurizon or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
With respect to any forecasts, projections, estimates and/or budgets provided to BMO Nesbitt Burns and used in its analyses, BMO Nesbitt Burns notes that projecting future results of any company is inherently subject to uncertainty. BMO Nesbitt Burns has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of Aurizon, are (or were at the time and continue to be) reasonable in the circumstances.
In preparing the Opinion, BMO Nesbitt Burns has made several assumptions, including that all of the conditions required to implement the Offer will be met and that the disclosure provided or incorporated by reference in the Take-Over Bid Circular and Draft Directors’ Circular with respect to Aurizon and its subsidiaries and affiliates and the Offer is accurate in all material respects.
Our Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Aurizon as they are reflected in the Information and as they were represented to us in our discussions with the management of Aurizon. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of BMO Nesbitt Burns and any party involved in the Offer.
We have not been asked to prepare and have not prepared a valuation of Aurizon or any of its securities or assets and our opinion should not be construed as such.
We have been engaged as financial adviser to Aurizon in connection with the Offer and will be paid a fee for our services. We will also receive a fee upon delivery of this Opinion. In addition, BMO Nesbitt Burns is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Aurizon in certain circumstances.
This Opinion is provided to the Board of Directors of Aurizon for its use only and may not be relied upon by any other person. BMO Nesbitt Burns disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Nesbitt Burns after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, BMO Nesbitt Burns reserves the right to change, modify or withdraw the Opinion.
The preparation of an inadequacy opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. BMO Nesbitt Burns believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion.

The Opinion should be read in its entirety and should not be construed as a recommendation to any shareholder as to whether to tender their common shares to Northgate under the Offer.
Opinion
Based upon and subject to the foregoing, it is our opinion, as of the date hereof that the consideration offered pursuant to the Offer is inadequate from a financial point of view to the shareholders of Aurizon other than Northgate.
Yours truly,

Bmo Nesbitt Burns Inc.

Exhibit “D”
June 13, 2006
The Board of Directors
Aurizon Mines ltd.
Suite 900 — 510 Burrard Street
Vancouver, BC V6C 3E8
To the Board of Directors:
We understand that Northgate Minerals Corporation (“Northgate”) has made an offer (the “Offer”) to purchase all the issued and outstanding common shares and associated rights of Aurizon Mines Ltd. (“Aurizon”), including common shares and associated rights that may become outstanding upon the conversion, exchange or exercise of outstanding options or other securities of Aurizon that are convertible into or exchangeable or exercisable for common shares of Aurizon. The consideration offered pursuant to the Offer is 0.741 common shares of Northgate for each Aurizon common share tendered. Detailed terms and conditions, and other matters relating to the Offer are set forth in the offer and take-over bid circular of Northgate dated June 1, 2006 (the “Take-Over Bid Circular”).
National Bank Financial Inc. (together with its affiliates, “National Bank Financial”) has been retained to provide financial advice to Aurizon and its Board of Directors, including our opinion (the “Opinion”) as to the adequacy or inadequacy, from a financial point of view, of the consideration offered pursuant to the Offer to the shareholders of Aurizon other than Northgate and its affiliates (as such term is defined in the Securities Act (British Columbia)).
Credentials of National Bank Financial
National Bank Financial is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion expressed herein is the opinion of National Bank Financial, the form and content of which have been approved for release by a committee of its directors and officers, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
Scope of Review
In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:
n)	the Take-Over Bid Circular;

o)	the most recent draft of the Aurizon Directors’ Circular (the “Draft Directors’ Circular);

p)	the annual reports to shareholders of Aurizon and Northgate for three fiscal years ended December 31, 2003, 2004 and 2005;

q)	the first quarter report to shareholders of Aurizon and Northgate dated March 31, 2006 containing Management’s Discussion and Analysis and unaudited financial statements for the three months ending March 31, 2006;

r)	the proxy circulars and annual information forms of Aurizon and Northgate for the three fiscal years ended December 31, 2003, 2004 and 2005;

s)	the financial model for the Casa Berardi project developed and provided by Aurizon management;

t)	the most recent Casa Berardi NI 43-101 technical report dated October 26, 2005;

u)	certain other internal information prepared and provided to us by Aurizon management, concerning the business, operations, assets, liabilities and prospects of Aurizon;

v)	discussions with Aurizon management concerning Aurizon’s current business plan, its financial condition, its future business prospects, and potential alternatives to the Offer;

w)	public information relating to the business, financial condition and trading history of Aurizon and Northgate and other selected public companies we considered relevant;

x)	information with respect to selected precedent transactions we considered relevant;

y)	a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to us and dated the date hereof, provided by senior officers of Aurizon; and

z)	such other information, investigations, analyses and discussions (including discussions with senior management, Aurizon’s legal counsel, and other third parties) as we considered necessary or appropriate in the circumstances.
National Bank Financial has not, to the best of its knowledge, been denied access by Aurizon to any information under its control requested by National Bank Financial.
Assumptions and Limitations
With the Board of Directors’ approval and agreement, we have relied upon the completeness, accuracy and fair presentation of all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, including the Offer, or provided to us by Aurizon, its subsidiaries and their respective directors, officers, associates, affiliates, consultants, advisors and representatives relating to Aurizon, its subsidiaries, associates and affiliates, and to the Offer. Our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.
Senior officers of Aurizon have represented to National Bank Financial in a certificate delivered as of the date hereof, among other things, that (i) the information, data, advice, opinions, representations and other material (financial and otherwise) (the “Information”) provided orally by, or in the presence of, an officer or employee of Aurizon or in writing by Aurizon or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives to National Bank Financial or obtained by National Bank Financial from the System for Electronic Document Analysis and Retrieval (SEDAR) relating to Aurizon, its subsidiaries, associates or affiliates, the Offer or any other transaction, for the purpose of preparing the Opinion was, at the date such Information was provided to National Bank Financial, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Aurizon, its subsidiaries, associates or affiliates, the Offer or any other transaction and did not and does not omit to state a material fact in respect of Aurizon, its subsidiaries, associates or affiliates, the Offer or any other transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to National Bank Financial, except as disclosed in writing to National Bank Financial, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Aurizon or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
With respect to any forecasts, projections, estimates and/or budgets provided to National Bank Financial and used in its analyses, National Bank Financial notes that projecting future results of any company is inherently subject to uncertainty. National Bank Financial has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of Aurizon, are (or were at the time and continue to be) reasonable in the circumstances.
In preparing the Opinion, National Bank Financial has made several assumptions, including that all of the conditions required to implement the Offer will be met and that the disclosure provided or incorporated by reference in the Take-Over Bid Circular and Draft Directors’ Circular with respect to Aurizon and its subsidiaries and affiliates and the Offer is accurate in all material respects.
Our Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Aurizon as they are reflected in the Information and as they were represented to us in our discussions with the management of Aurizon. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of National Bank Financial and any party involved in the Offer.
We have not been asked to prepare and have not prepared a valuation of Aurizon or any of its securities or assets and our opinion should not be construed as such.
We have been engaged as financial adviser to Aurizon in connection with the Offer and will be paid a fee for our services. We will also receive a fee upon delivery of this Opinion. In addition, National Bank Financial is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Aurizon in certain circumstances.
This Opinion is provided to the Board of Directors of Aurizon for its use only and may not be relied upon by any other person. National Bank Financial disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of National Bank Financial after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, National Bank Financial reserves the right to change, modify or withdraw the Opinion.
The preparation of an inadequacy opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. National Bank Financial believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Opinion.

The Opinion should be read in its entirety and should not be construed as a recommendation to any shareholder as to whether to tender their common shares to Northgate under the Offer.
Opinion
Based upon and subject to the foregoing, it is our opinion, as of the date hereof that the consideration offered pursuant to the Offer is inadequate from a financial point of view to the shareholders of Aurizon other than Northgate.
Yours truly,
National Bank Financial Inc.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO AURIZON’S INFORMATION AGENT:
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number:1-866-426-6614

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
The following documents are filed as exhibits to this Schedule:

Exhibit
Number	Description

1.1	Press release, dated May 23, 2006, of Aurizon Mines Ltd. (incorporated by reference to the Form 6-K, filed May 26, 2006, of Aurizon Mines Ltd.)
1.2	Press release, dated May 31, 2006, of Aurizon Mines Ltd. (incorporated by reference to the Form 6-K, filed June 2, 2006, of Aurizon Mines Ltd.)
1.3	Press release, dated June 2, 2006, of Aurizon Mines Ltd. (incorporated by reference to the Form 6-K, filed June 5, 2006, of Aurizon Mines Ltd.)
1.4	Press release, dated June 15, 2006, of Aurizon Mines Ltd.
1.5	Presentation to investors, dated June 15, 2006.
PART III — UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
1.   Undertaking
Aurizon undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (“SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to this Schedule or to transactions in said securities.
2.   Consent to Service of Process
(a)	At the time of filing this Schedule, Aurizon is filing with the SEC a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of Aurizon’s agent for service shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES
     By signing this Schedule, the person signing consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURIZON MINES LTD.
	By:	/s/ David P. Hall
		Name:	David P. Hall
Date: June 15, 2006		Title:	President and Chief Executive Officer

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Exhibit Index

Exhibit
Number	Description

1.1	Press release, dated May 23, 2006, of Aurizon Mines Ltd. (incorporated by reference to the Form 6-K, filed May 26, 2006, of Aurizon Mines Ltd.)
1.2	Press release, dated May 31, 2006, of Aurizon Mines Ltd. (incorporated by reference to the Form 6-K, filed June 2, 2006, of Aurizon Mines Ltd.)
1.3	Press release, dated June 2, 2006, of Aurizon Mines Ltd. (incorporated by reference to the Form 6-K, filed June 5, 2006, of Aurizon Mines Ltd.)
1.4	Press release, dated June 15, 2006, of Aurizon Mines Ltd.
1.5	Presentation to investors, dated June 15, 2006.

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